Bridgewater Place w Post Office Box 352
Grand Rapids, Michigan 49501-0352
Telephone 616 / 336-6000 w Fax 616 / 336-7000 w www.varnumlaw.com

Michael G. Wooldridge	Direct: 616 / 336-6903
mgwooldridge@varnumlaw.com
June 10, 2016

Filed Via Edgar

Ms. Melissa N. Rocha
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re:	Universal Forest Products, Inc.
Form 10-K
Filed February 24, 2016
File No. 0-22684

Dear Ms. Rocha:

On behalf of Universal Forest Products, Inc., a Michigan corporation (the "Company"), we are responding to your letter dated May 23, 2016, with respect to the above-referenced filing. The comments from your May 23, 2016, letter are set forth in bold font below and are followed by our response.

Form 10-K for the year ended December 26, 2015

Exhibit 13

Management’s Discussion and Analysis, page 3

Segment Reporting, page 9

1.
In our letter dated May 7, 2014, we asked you to quantify the impact of each factor when multiple factors are identified as impacting the results of operations, particularly at the segment level. You indicated in your response dated May 14, 2014, that you would quantify, when practicable, the respective impact of multiple factors that meaningfully impact the Company’s results of operations. We note your discussion and analysis on pages 10-11. Please revise to disclose the underlying factors that have impacted net sales and earnings from operations. For example, you explain that net sales in the North segment increased due to “an increase in sales to our retail, residential construction and manufactured housing customers”, but based on your analysis by market, there is no indication of how the markets fare in your geographic segments, or vice versa. Please address whether

Grand Rapids w Detroit w Novi w Kalamazoo w Grand Haven w Lansing w Ann Arbor w Hastings

Ms. Melissa N. Rocha
June 10, 2016

quantitative data relating to sales prices, volume, lumber costs, etc. can be provided by reportable segment and to the extent this information has materially impacted operations, please disclose the impact of this information on operations in your revised disclosure. Refer to Item 303(a)(3) of Regulation S-K and Section 501.04 of the FRC for guidance.

In order to enhance the disclosure of factors impacting the results of operations at the segment level, we believe that the addition of a table, in our future filings, including the following information and using our North segment as an example for the last three full fiscal year periods:

North

The following table reports our sales by market for the North segment (in thousands).

	2015	2014	2013	% Change 2015 vs 2014	% Change 2014 vs 2013
Retail	$415,709	$351,734	$319,811	18.2%	10.0%
Industrial	119,890	122,189	109,779	(1.9)%	11.3%
Construction	402,534	379,011	392,529	6.2%	(3.4)%
Total	938,133	852,934	822,119	10.0%	3.7%
Sales Adjustments	(16,041)	(12,657)	(10,681)	26.7%	18.5%
Net Sales	$922,092	$840,277	$811,438	9.7%	3.6%

Based upon the above information, as well as other factors that may impact our results of operations at the segment level, our disclosures would explain that:

"Net sales attributable to the North segment increased by 9.7% in 2015 compared to 2014 due to an 18.2% increase in sales to our retail market and a 6.2% increase in sales to our construction market. These increases were offset by a 1.9% decline in sales to our industrial customers."

"Earnings from operations for the North reportable segment increased in 2015 by $21 million primarily due to the growth in our sales to retail and construction customers. In addition, margin improvements were achieved due to a more favorable product sales mix and a decline in lumber costs in the last six months of 2015 on products we sell with fixed selling prices, primarily to industrial customers. These improvements were offset by an increase in our SG&A expenses from 2014 to 2015."

Future filings would include information in the form of the table above, as well as the disclosure and explanation of the type included in the foregoing.

Form 10-Q for the period ended March 26, 2016

Management’s Discussion and Analysis, page 12

Ms. Melissa N. Rocha
June 10, 2016

Liquidity and Capital Resources, page 18

2.
In your letter dated August 27, 2015, you indicated, among other things, that you would discuss the factors causing changes in inventory where practicable and, to the extent material, identify and, if possible, quantify those primary factors, as well as the Company’s efforts to mitigate their impact. In that response, you supplementally provided further detail regarding inclement weather/seasonality and transportation challenges, which factors you expressly referenced in your filings. For the first quarter of 2016, we note the 7% increase in the inventory balance, which change also negatively and materially impacted operating cash flows. However, you disclose herein that “Improvements in our days supply of inventory in 2016 was due, in part, to strong customer demand and certain improvements in inventory management.” Please revise your disclosure to quantify your days supply of inventory for the first quarter of 2016 compared to prior quarters and prior years days supply of inventory, explain any significant differences in these ratios and explain to which markets(s) and/or segment(s) the “strong customer demand” is attributable and why. Please also explain your basis in the statement that certain improvements in inventory management have been made in light of the fact that your cash cycle was 50 days, 53 days and 54 days, for 2014, 2015 and the first quarter of 2016, respectively.

We believe that the inclusion, in future filings, of a table including the following information, using comparative first quarter 2016 results as an example, will assist in better understanding our cash cycle and the changes in the key drivers that affect our cash cycle:

	Cash Cycle
	March 26, 2016	March 28, 2015
Days of sales outstanding	31	32
Days supply of inventory	44	55
Days payables outstanding	(21)	(22)
Days in cash cycle	54	65

Based upon the inclusion of this type of table in future filings, and using comparative results for the first quarter of 2016 as an example, we would explain the following:

"During the first three months of 2015 we carried higher levels of safety stock inventory due to inclement weather and expected industry transportation challenges. The 20% improvement in our days supply of inventory during the first three months of 2016 was due, in part, to strong customer demand, particularly in our Retail market which typically requires a greater investment in inventory than our other markets, and certain improvements in inventory management. Each of our operating segments achieved significant improvements in their days supply of inventory. Our North, West, and South segments improved their days supply of inventory by 25%, 21%, and 20%, respectively."

Ms. Melissa N. Rocha
June 10, 2016

Our prior filings disclose and explain the seasonality of our business. We understand that to further an understanding of the impact of seasonality on our liquidity we could include, and will include in future filings, additional information, such as changes in inventory. Using first quarter 2016 results as an example, future filings would include disclosures such as the following:

"In the first three months of 2016, our cash used in operating activities was $30.0 million, which was comprised of net earnings of $20.2 million and $10.4 million of non-cash expenses, offset by a $60.6 million seasonal increase in working capital since the end of December 2015. The increase in our working capital primarily consisted of:

•	A 29% increase in our accounts receivable due to higher sales levels in March of 2016 compared to December 2015.

•	A 7% increase in our inventory as we prepare for our primary selling season.

These increases in working capital were offset by a 23% increase on our accounts payable due to a higher level of purchases in March 2016 compared to December 2015 as we prepare for our primary selling season."

Future filings would include information in the form of the table above, as well as the disclosure and explanation of the type included in the foregoing.

Attached to this letter is the Company's signed Acknowledgement to the above statements.

We hope that we have sufficiently responded to your comments. If you have additional questions or comments, please contact me directly.

Very truly yours,

VARNUM
Michael G. Wooldridge
MGW/jmn
cc:    Mr. Michael Cole, Chief Financial Officer
9646455_2

Ms. Melissa N. Rocha
June 10, 2016

ACKNOWLEDGMENT

We acknowledge the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•
SEC Staff comments or changes to disclosure in response to SEC Staff comments in the Company's filings reviewed by the SEC Staff do not foreclose the SEC from taking any action with respect to the Company's filings; and

•	The Company may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

June 10, 2016	/s/ Michael Cole
Michael Cole, Chief Financial Officer,
Universal Forest Products, Inc.